SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 5, 2021 re TAT Technologies Ltd. Reports Second Quarter 2021 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Second Quarter 2021 Results

GEDERA, Israel, August 5, 2021 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and six month periods ended June 30, 2021.

Key Financial Highlights:

•
Revenues for Q2 2021 were $21.6 million, an increase of 24% compared with $17.4 million in Q2 2020.  Revenues for the six-month period that ended on June 30, 2021 were $39.9 million compared with $42 million in the six-month period that ended on June 30, 2020.

•
Gross profit for Q2 2021 was $3.2 million (14.6% as a percentage of revenues) an increase of 214% compared with $1.5 million (8.7% as a percentage of revenues) in Q2 2020.  Gross profit for the six-month period that ended on June 30, 2021 was $6.6 million (16.4% as a percentage of revenues) an increase of 8% compared with $6.1 million (14.5% as a percentage of revenues) in the six-month period that ended on June 30, 2020.

•
Adjusted EBITDA for Q2 2021 was 0.4 million compared with $0.0 million in Q2 2020. Adjusted EBITDA for the six-month period that ended on June 30, 2021 was $2.0 million compared with $2.5 million in the six-month period that ended on June 30, 2020.

•
Net loss was ($2.5) million, or loss of ($0.3) per diluted share, in Q2 2021 compared with a net loss of ($2.2) million, or loss of ($0.3) per diluted share, in Q2 2020. For the period of H1 2021, net loss was ($1.9) million, or loss of ($0.2) per diluted share compared with a net loss of ($1.8) million, or $0.2 per diluted share in H1 2020. Net loss for Q2 2021 and for the six-month period that ended on June 30, 2021 include restructuring expenses of $1.9 million and $2.4 million, respectively.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “As the commercial aviation industry continues to emerge from the deep crisis and the major slow-down during 2020, we  see sequential recovery in the volumes of our MRO activities and related revenues.   This trend started   in Q1 2021 resulting in improvement in our gross margin and operational cash flow.

During Q2 2021, we signed a third strategic agreement (following the two agreements that were announced in January 2021 and September 2020) with Honeywell for the repair and lease of the APU 131 engines, the most common of Honeywell's APU series. This deal opens a much larger market that we were not exposed to in the past. We believe that due to the execution of the new strategic agreement with Honeywell (together with the two agreements with Honeywell previously announced), the Company’s addressable market size in the MRO segment is expected to grow in a substantial manner, and therefore opens the door to the Company for potentially significant revenue growth in the MRO segment. In first half of 2021 we already started enjoying the fruits of our strategic lease deal with Honeywell for the rental of APU 331-500 which was announced in January 2021.  We continue with the plan to streamline our operations and expect our cost structure to improve by 2022.

We strongly believe that the three strategic agreements with Honeywell coupled with the operations rationalization scheme will position TAT as a strong player in its lines of business with the expected recovery of the commercial aviation industry”.

The Company is proceeding with its recently announced plan to improve its cost structure and operational efficiency, and in that respect has begun executing on its plan to consolidate the Company’s operations from four to three production sites by consolidating its production sites in Israel and transferring additional production operations to the Company’s production site in Tulsa, Oklahoma. Among other things, such actions will enable the Company to concentrate its heat exchanges cores activity in the United States allowing for better operational flow, getting closer to the Company’s customer base and cutting fixed costs. In connection with such plan, the Company incurred restructuring expenses of $2.4 million and capital expenditures of $1.5 million in H1 2021.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, discontinued operation, financial (expenses) income, net, depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	June 30,	December 31,
	2021	2020
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,645	$24,128
Accounts receivable, net	14,942	11,355
Inventory, net	39,749	41,223
Other current assets and prepaid expenses	4,116	2,737

Total current assets	77,452	79,443

NON-CURRENT ASSETS: Restricted deposit	327	176
Investment in affiliates	733	771
Funds in respect of employee rights upon retirement	1,102	1,186
Deferred income taxes	846	566
Intangible assets, net	1,922	1,475
Property, plant and equipment, net	26,152	25,737
Operating lease right of use assets	5,230	6,767

Total non-current assets	36,312	36,678
Total assets	$113,764	$116,121

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	1,114	1,477
Credit line from bank	6,013	3,000
Accounts payable	7,352	12,222
Accrued expenses	6,995	6,691
Operating lease liabilities	1,617	1,614
Provision for restructuring plan	470	-
Liabilities belong to discontinued operation	11	179

Total current liabilities	23,572	25,183

NON CURRENT LIABILITIES:
Long-term loans	5,376	3,489
Liability in respect of employee rights upon retirement	1,420	1,410
Operating lease liabilities	5,081	5,758

Total non-current liabilities	11,877	10,657

Total liabilities	$35,449	$35,840

EQUITY:
Share capital	2,809	2,809
Additional paid-in capital	65,769	65,711
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	-	128
Retained earnings	11,825	13,721
Total shareholders' equity	78,315	80,281

Total liabilities and shareholders' equity	$113,764	$116,121

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$8,801	$6,078	$12,954	$13,335	$22,739
Services	12,784	11,280	26,991	28,672	52,620
	21,585	17,358	39,945	42,007	75,359

Cost of goods:
Products	7,527	5,980	11,138	11,773	20,751
Services	10,905	9,871	22,257	24,143	46,173
	18,432	15,851	33,395	35,916	66,924
Gross Profit	3,153	1,507	6,550	6,091	8,435

Operating expenses:
Research and development, net	136	33	271	70	185
Selling and marketing	1,458	980	2,663	2,057	4,369
General and administrative	2,309	1,586	3,932	3,713	7,612
Restructuring and other expenses	1,897	21	2,417	21	315
	5,800	2,620	9,283	5,861	12,481
Operating income (loss)	(2,647)	(1,113)	(2,733)	230	(4,046)

Financial income (expenses), net	(257)	(234)	140	(74)	(770)
Income (loss) before taxes on income (tax benefit)	(2,904)	(1,347)	(2,593)	156	(4,816)

Taxes on income (tax benefit)	(140)	(510)	(272)	156	(1,517)

Loss before equity investment	(2,764)	(837)	(2,321)	-	(3,299)

Share in results of affiliated companies	(26)	(17)	(38)	(115)	(185)

Net loss from continued operation	$(2,790)	$(854)	$(2,359)	$(115)	$(3,484)

Net profit (loss) from discontinued operation	$307	$(1,388)	$463	$(1,686)	$(1,845)

Net loss	$(2,483)	$(2,242)	$(1,896)	$(1,801)	$(5,329)

Basic and diluted income (loss) per share

Net loss per share basic and diluted from continued operation	$(0.31)	$(0.1)	$(0.26)	$(0.01)	$(0.39)
Net income (loss) per share basic and diluted from discontinued	$0.03	$(0.16)	$0.05	$(0.19)	$(0.21)
Net loss per share basic and diluted	$(0.28)	$(0.26)	$(0.21)	$(0.2)	$(0.6)

Weighted average number of shares outstanding
Basic	8,874,696	8,874,696	8,874,696	8,874,696	8,874,696
Diluted	8,874,696	8,874,696	8,874,696	8,874,696	8,874,696

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net loss	$(2,483)	$(2,242)	$(1,896)	$(1,801)	$(5,329)
Other comprehensive income
Net unrealized income from derivatives	15	129	(128)	21	232
Reclassification adjustments for gains (losses) included in net income and inventory	-	-	-	5	(130)
Total other comprehensive loss	$(2,468)	$(2,113)	$(2,024)	$(1,775)	$(5,227)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2018	9,122,501	$2,802	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation expenses	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive loss	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED JUNE 30, 2021 (unaudited):
Comprehensive loss	-	-	-	(128)	-	(1,896)	(2,024)
Share based compensation	-	-	58	-	-	-	58
BALANCE AT JUNE 30, 2021 (unaudited)	9,149,169	$2,809	$65,769	$0	$(2,088)	$11,825	$78,315

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,				December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,483)	$(2,242)	$(1,896)	$(1,801)	$(5,329)
Net loss from continued operations	(2,790)	(854)	(2,359)	(115)	(3,484)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	1,081	1,030	2,137	2,028	4,065
Loss (gain) from change in fair value of derivatives	(6)	(88)	(15)	21	(34)
Provision for doubtful accounts	42	1	42	206	(8)
Share in results of equity investment of affiliated Company	26	17	38	115	185
Share based compensation	32	37	58	77	138
Non cash finance expense	119	188	(394)	(49)	566
Provision for restructuring expenses	(63)	-	470	-	-
Liability in respect of employee rights upon retirement	137	(13)	10	(141)	(341)
Impairment of intangible assets	-	-	-	-	298
Impairment of fixed assets	1,800	-	1,800	-	-
Deferred income taxes, net	(144)	(369)	(280)	(57)	(1,438)
Government loan forgiveness	-	1,059	(1,443)	1,059	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(1,900)	6,332	(3,473)	6,242	9,472
Decrease (increase) in other current assets and prepaid expenses	(1,202)	(641)	(1,383)	69	310
Decrease (increase) in inventory	651	1,653	1,449	1,372	1,868
Increase (decrease) in trade accounts payable	1,484	(178)	1,494	(3,220)	(5,336)
Increase (decrease) in accrued expenses	(256)	(1,862)	304	(85)	(252)
Decrease in other long-term liabilities	90	(49)	63	(62)	(62)
Net cash provided by operating activities	$(899)	$6,263	$(1,482)	$7,460	$5,947
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,962)	(883)	(9,567)	(1,781)	(3,894)
Purchase of intangible assets	(259)	-	(544)	-	(1,513)
Cash flows used in investing activities	$(2,221)	$(883)	$(10,111)	$(1,781)	$(5,407)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received from banks	-	-	3,000	-	3,960
Proceeds from long-term loans received	-	4,834	3,042	4,834	3,692
Cash flows provided by financing activities	$-	$4,834	$6,042	$4,834	$7,652

Cash flows from discontinued operations:
Net profit (loss) from discontinued operation	$307	$(1,388)	$463	$(1,686)	$(1,845)
Net cash provided by operating activities	(244)	998	(244)	1,413	1,998
Net cash provided by (used in) discontinued activities	$63	$(390)	$219	$(273)	$153

Net increase (decrease) in cash and restricted cash	(3,057)	9,824	(5,332)	10,240	8,345
Cash and restricted cash at beginning of period	22,029	16,375	24,304	15,959	15,959
Cash and restricted cash at end of period	$18,972	$26,199	$18,972	$26,199	$24,304

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2021	2020	2021	2020	2020

Net loss	$(2,483)	$(2,242)	$(1,896)	$(1,801)	$(5,329)
Adjustments:
Share in results of equity investment of affiliated companies	26	17	38	115	185
Taxes on income (tax benefit)	(140)	(510)	(272)	156	(1,517)
Financial expenses, net	257	234	(140)	74	770
Depreciation and amortization	1,158	1,089	2,265	2,124	4,219
Restructuring expenses	1,897	-	2,430	-	-
Exit and disposal activities	-	1,110	-	2,145	805
Discontinued operation (income) loss	(307)	1,388	(463)	1,686	1,845
Share based compensation	32	37	58	77	138
Adjusted EBITDA	$440	$34	$2,020	$2,452	$1,116

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: August 5, 2021